Nasdaq Regulation

Nasdaq

Yolanda Goettsch
Vice President
Listing Qualifications

*By Electronic Mail*

October 15, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 15, 2020 The Nasdaq Stock Market (the "Exchange") received from Gladstone Land Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

6.00% Series B Cumulative Redeemable Preferred Stock, par value $0.001 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,



Yolanda Goettsch